Annual General Meeting of Unitholders

June 10, 2008

REPORT ON VOTING RESULTS

National Instrument 51-102 – Continuous Disclosure Obligations

Section 11.3

Resolution	Outcome of Vote	Votes For	Votes Withheld	Votes Against

1. Resolution to appoint KPMG LLP, Chartered Accountants, as the auditors of the Trust for the current fiscal year and to authorize the directors of Enterra to fix their remuneration:	Carried	96.90%	3.10%

2. Resolution to set the number of directors to be elected at the meeting at four:	Carried	92.22%	0.01%	7.77%

3. Resolution for the election of the slate of directors set out in management’s Information Circular dated May 1, 2008:	Carried	94.64%	5.36%

Per:

“signed”

Blaine Boerchers

Chief Financial Officer